UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 19, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 19 June 2025 entitled ‘Appointment of Chief Financial Officer Designate’.

19 JUNE 2025

Vodafone appoints Pilar López as Chief Financial Officer Designate

Vodafone Group Plc ("Vodafone") announces today the appointment of Pilar López as Chief Financial Officer Designate effective 1 October 2025. Pilar will succeed Luka Mucic who, as announced on 7 May 2025, has decided to leave Vodafone. Following her appointment as Chief Financial Officer Designate, Pilar will begin a period of handover from Luka. Pilar's formal appointment as Chief Financial Officer and Executive Director to the Board of Vodafone will commence on 1 December 2025, following Luka's departure from Vodafone on 30 November 2025.

Margherita Della Valle, Vodafone Group CEO said: "I am delighted that Pilar will be joining Vodafone in October. She has deep-rooted knowledge of both the telecoms and technology sectors, across a range of international leadership positions. Following a significant period of change at Vodafone, Pilar is joining us as we continue to drive operational excellence across the Group."

Pilar López said: "I'm thrilled to be joining Vodafone at such an important time in the Group's transformation. I am excited to work with Margherita and the team as Vodafone continues to improve the service to its customers, further simplify operations across the Group, and deliver sustainable growth in free cash flow."

Jean-François van Boxmeer, Vodafone Group Chair said: "Following an extensive and rigorous international search, I am very pleased to welcome Pilar to Vodafone and our Board. She brings strong experience from the finance, telecoms and technology sectors across Europe, and is an excellent addition to our team."

Other than disclosed below, there is no further information to disclose for Pilar López in accordance with UK Listing Rule 6.4.8.

<ENDS>

Contact details

Media Relations: Vodafone.com/media/contact GroupMedia@vodafone.com	Investor Relations investors.vodafone.com ir@vodafone.co.uk

Supplementary information

Pilar López biographical information

Pilar joins Vodafone from Microsoft, where she has served for 10 years in a range of senior leadership positions including COO for Western Europe, Country General Manager for Spain and more recently leading Microsoft's partnership with the London Stock Exchange Group.

Prior to Microsoft, Pilar spent 16 years with Telefónica in a number of finance and senior leadership positions. Her experience at Telefónica includes CFO Telefónica Europe, CFO O2 Plc, Global Simplification Director, leading Strategy & Business Development in Spain and serving on the Supervisory Board of Telefónica Germany.

Pilar began her career at J.P. Morgan. Pilar is currently a Non-Executive Director of Inditex S.A. and was previously a Non-Executive Director of Ferguson Plc.

Pilar completed a Bachelors of Finance at Comillas Pontifical University.

Remuneration

All remuneration arrangements are consistent with the terms of the Directors' Remuneration Policy approved by shareholders at the AGM in July 2023, including support for relocation in line with Vodafone's relocation and international assignment policies, which will cover (but is not limited to) immigration, relocation, housing, and tax advice. Further detail will be set out in the 2026 Directors' Remuneration Report.

The core elements of Pilar López's remuneration as Group Chief Financial Officer will be as follows:

●  Base salary: £725,000
●  Bonus: a maximum of 200% of base salary
●  Long-term incentive: a maximum of 450% of base salary
●  Pension: 10% of base salary as an allowance, in line with the wider UK workforce
●  Car allowance: £19,200

About Vodafone

everyone.connected

Vodafone is a leading European and African telecoms company. We provide mobile and fixed services to over 340 million customers in 15 countries, partner with mobile networks in over 40 more and have one of the world's largest IoT platforms. In Africa, our financial technology businesses serve almost 88 million customers across seven countries - managing more transactions than any other provider.

Our purpose is to keep everyone connected by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

 For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: June 19, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary